Exhibit 99.2

January 20, 2023

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. Our fleet currently consists of eighteen modern-design Capesize vessels. We are the only pure-play Capesize shipping company listed in the U.S. capital markets.

It is our pleasure to invite you to attend the Special Meeting of the shareholders of Seanergy Maritime Holdings Corp. which will be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on February 7, 2023 at 6:00 p.m. local time.

At the meeting, our shareholders will consider and vote upon the proposal to approve a reverse stock split of the Company’s issued and outstanding common stock, by a ratio of not less than one-for-eight and not more than one-for-twelve, with the exact ratio to be set at a whole number within this range to be determined by the board of directors of the Company in its discretion. This proposal is described in detail in the proxy materials.

The reverse stock split is primarily intended to bring the Company into compliance with the minimum bid price requirement for maintaining its listing on the Nasdaq Stock Capital Market. At the same time, the Company’s management strongly believes that the consolidation of the shares will prove beneficial for the Company and its shareholders and at the same time alleviate concerns of larger and institutional investors and funds in investing in the Company’s stock.  Over the last two years we have successfully executed a number of shareholder friendly initiatives, including substantial repurchases of share-linked securities, such as convertible notes and warrants, and we have also established a regular quarterly dividend. Should the board of directors of the Company decide to proceed with the reverse stock split, we will be pleased to clear the hurdle of trading below or around the Nasdaq trading price thresholds and move forward stronger in conjunction with our significant recent progress.

This year we continue using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless you have requested them. We instead have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose. The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our meetings of shareholders on the environment.

You are cordially invited to attend the meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the meeting, you may vote your shares in person, even if you have previously voted by proxy.

Your vote is very important to us. Whether or not you plan to attend the meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the meeting.

We are grateful that you have chosen to invest in Seanergy Maritime Holdings Corp.. On behalf of our management and directors, we thank you for your continued support and confidence.

Very truly yours,

Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507– e-mail: info@seanergy.gr – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

January 20, 2023

NOTICE IS HEREBY given that a Special Meeting of the holders of shares of common stock and holders of Series B preferred shares (collectively, the “Shareholders”) of Seanergy Maritime Holdings Corp. (the “Company”) will be held on February 7, 2023 at 6:00 p.m. local time, at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which item 1 is more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1.
To approve a reverse stock split of the Company’s issued and outstanding shares of common stock at a ratio of not less than one-for-eight and not more than one-for-twelve with the exact ratio to be set at a whole number within this range to be determined by the board of directors of the Company (the “Board”) in its discretion and to approve the amendment of the Company’s Restated Articles of Incorporation to effect such reverse stock split (the “Proposal”); and

2.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board recommends that you vote FOR the Proposal.

Adoption of the Proposal requires the affirmative vote of holders of shares of the Company’s common stock and Series B preferred shares representing a majority of the total voting rights of the Company.

The Board has fixed the close of business on January 19, 2023 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on January 19, 2023.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

1

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on February 7, 2023

This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access the following proxy materials at www.proxyvote.com:

•	this Notice of Special Meeting of Shareholders;
•	the accompanying letter from our Chief Executive Officer; and
•	the Proxy Statement.

Voting by internet.  To vote your proxy via the internet, please go to www.proxyvote.com.  Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on February 6, 2023.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the letter from our Chief Executive Officer, notice of meeting and proxy statement electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

January 20, 2023
Glyfada, Greece

2

SEANERGY MARITIME HOLDINGS CORP.

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 7, 2023

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	2
THE PROPOSAL	5
OTHER MATTERS	8
EXHIBIT A	9

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Special Meeting of holders of shares of common stock and holders of Series B preferred shares of the Company (collectively, the “Shareholders”) to be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on February 7, 2023 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the Shareholders entitled to vote at the Meeting beginning on or about January 20, 2023.

VOTING RIGHTS AND OUTSTANDING SHARES

On January 19, 2023 (the “Record Date”), the Company had issued and outstanding 181,916,471 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 20,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.  All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposal to be considered at the Meeting.

All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on January 19, 2023.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “SHIP”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Special Meeting of Shareholders (the “Notice”) and this Proxy Statement (the “Proxy Statement”).  If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof.  We made these materials available to Shareholders beginning on or about January 20, 2023.

Our Shareholders are invited to attend the Meeting and vote on the proposal described in this Proxy Statement.  However, you do not need to attend the Meeting to vote your Shares.  Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

 How can I access the proxy materials on the Internet?

We are using the internet as the primary means of furnishing this Proxy Statement to Shareholders.  Accordingly, Shareholders will not receive paper copies of the Proxy Statement unless they have requested them.  We instead sent to Shareholders the Notice, which includes instructions (i) for accessing via the internet the Proxy Statement and (ii) for voting via the internet.  The Notice was mailed on or about January 20, 2023.  The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement if they so choose. Additionally, you may access the Proxy Statement at www.proxyvote.com.

The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our meetings on the environment.  If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website.  Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who can vote?

Only Shareholders of record at the close of business on the Record Date, which is January 19, 2023, may vote, either in person or by proxy, at the Meeting.  On the Record Date, we had 181,916,471 Common Shares issued and outstanding and 20,000 Preferred Shares issued and outstanding.  Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.  All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposal to be considered at the Meeting.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.  Those instructions are contained in a “voting instructions form”.

What am I voting on?

You will be voting on each of the following:

1.
To approve a reverse stock split of the Company’s issued and outstanding Common Shares at a ratio of not less than one-for-eight and not more than one-for-twelve with the exact ratio to be set at a whole number within this range to be determined by the Board in its discretion and to approve the amendment of the Company’s Restated Articles of Incorporation to effect such reverse stock split (the “Proposal”); and

2.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting.  If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt the Proposal?

Adoption of the Proposal requires the affirmative vote of the holders of Shares representing a majority of the total voting rights of the Company. Abstentions will have the effect of a vote AGAINST the Proposal.

How do I vote?

You may vote using one of the following methods:

•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.

•
By telephone.  You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions.  Refer to the notice card accompanying your Notice for validation information.  Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

•
By mail.  For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Meeting.  All Shareholders of record on the Record Date, which is the close of business on January 19, 2023, may vote in person at the Meeting.  If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting.  Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form.  Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting.  You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on February 6, 2023;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy.  This is referred to as a quorum.  Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting.  Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Special Meeting will have the power to adjourn the meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board recommends on the Proposal.

THE PROPOSAL
APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON SHARES

General

The Board has approved and is hereby soliciting shareholder approval of an amendment to Article Fourth of the Company’s Restated Articles of Incorporation, as amended to date, to effect a reverse stock split of the Company’s issued and outstanding Common Shares at a ratio of not less than one-for-eight and not more than one-for-twelve (the “Amendment”).  A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of the Company’s issued and outstanding Common Shares between and including eight and twelve into one Common Share and will grant the Board the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within this range will be implemented.  If the Shareholders approve the Proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment.  The Amendment will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.

The Board believes that the Shareholders’ approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with the required flexibility to achieve the purposes of the reverse stock split.  If the Shareholders approve the Proposal, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time.  In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the abovementioned range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The amendment that will effect the reverse stock split will be, by its terms, effective as of the business day after filing with the Registrar of Corporations of the Republic of the Marshall Islands, or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The proposed amendment to Article Fourth of the Company’s Restated Articles of Incorporation, as amended to date, will be substantially in the form attached to this Proxy Statement as Exhibit A.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this Proposal is not in the best interests of the Company and its Shareholders.

Purpose and Background of the Reverse Split

The purpose of any reverse stock split is to increase, if deemed advisable by the Board, the per share trading price of the Common Shares by consolidating the number of outstanding Common Shares.  The Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.

The Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients.  By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

Lastly, the NASDAQ Capital Market has several listing criteria that companies must satisfy in order to maintain their listing.  One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period.  On August 1, 2022, the Company received written notification from NASDAQ, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from June 16, 2022 to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Capital Market, the Company is not in compliance with NASDAQ Listing Rule 5550(a)(2). Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until January 30, 2023. A second grace period of 180 days may be granted by NASDAQ. The Company believes that by effecting a reverse stock split, it will help stabilize the price of the Common Shares to regain compliance with the listing requirement.

The combination of the above factors could have the effect of improving the trading of the Common Shares.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Common Stock Certificates

As soon as practicable after the effective date of the reverse stock split, the shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how the shareholders holding Common Shares should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder holding Common Shares until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS HOLDING COMMON SHARES SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding Common Shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable.  If a shareholder holding Common Shares is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat Common Shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name”.  However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders of Common Shares for processing the reverse stock split and making payment for fractional shares.  If shareholders of Common Shares hold shares with a bank, broker or other nominee and have any questions in this regard, they are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split.  Shareholders of record, holding Common Shares, who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote.  Approval of the Proposal requires the affirmative vote of holders of Shares representing a majority of the total voting rights of the Company.

Effect of abstentions.  Abstentions will have the effect of a vote AGAINST approval of the Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMMON SHARES AND THE AMENDMENT TO THE COMPANY’S RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

EXHIBIT A

If the Proposal is adopted by the affirmative vote of the holders of Shares representing a majority of the total voting rights of the Company, Article Fourth of the Company’s Restated Articles of Incorporation, as amended to date, will be amended to include the following language in order to give effect to the reverse split of the Company’s Common Stock.

“Effective with the commencement of business on [___________] [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a one-for-[whole number between eight and twelve to be determined at the discretion of the Board] reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of the reduction in stated capital shall be allocated to surplus.”

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  D95623-S61167  1. To approve a reverse stock split of the Company's common stock at a ratio of not less than one-for-eight and not more than one-for-twelve and the amendment to the Company's Restated Articles of Incorporation, as described in the Proxy Statement; and  2. To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.  Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.  SEANERGY MARITIME HOLDINGS CORP.  The Board of Directors recommends a vote FOR the Proposal.  SEANERGY MARITIME HOLDINGS CORP. 154 VOULIAGMENIS AVENUE  16674 GLYFADA, GREECE  Please indicate if you plan to attend this meeting.  O O  Yes  No  For Against Abstain  O O O  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  SCAN TO  VIEW MATERIALS & VOTE  ▷

 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.  TO BE HELD ON FEBRUARY 7, 2023  Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:  The Notice, Proxy Statement and CEO Letter are available at www.proxyvote.com.  D95624-S61167  PROXY  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF  SEANERGY MARITIME HOLDINGS CORP.  The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Special Meeting of Shareholders, the terms of which are incorporated herein by reference.  The undersigned hereby appoints Mr. Stamatios Tsantanis and Mrs. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp.’s common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of the Shareholders of Seanergy Maritime Holdings Corp. to be held on February 7, 2023 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.  WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL.  (Continued, and to be marked, dated and signed, on the other side)  ▼  ▼  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED